UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-31959

US Fuel Corporation

(Name of registrant as specified in its charter)

NEVADA	88-0433815
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

277 White Horse Pike #200 Atco, NJ 08004

(Address of principal executive offices, including zip code)

Registrant’s telephone number including area code: 856-322-6527

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act: Common Stock, $0.0001 Par Value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): ☐

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

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Item 1. Business

Corporate History

US Fuel Corporation (the “Company”) was organized on February 27, 1997, under the laws of the State of Nevada, as Stock Watch Man, Inc. The initial business strategy was to become an informative, comprehensive and user friendly Internet-based financial site by developing and then marketing a website through internet search engines and links to financial resources.  Today, our business is focused on converting natural gas into non-petroleum based alternative fuels, such as diesel, gasoline and aviation (jet fuel) and other valuable products.  The Company will capitalize on the projected spread in commodity prices between natural gas and ultra-low sulfur diesel (ULSD).

Due to capital constraints, we were not able to timely file all of our periodic reports during the past few fiscal years. However, over the past few months we have been working towards resolving that deficiency. Although we filed our annual report on Form 10-K for each of the years ended December 31, 2010 and 2011, as well as for the fiscal year ended December 31, 2012 as recently as December 2013, the Securities and Exchange Commission (the "Commission") felt that we failed to comply with Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rules 13a-1 and 13a-13 thereunder because we had not filed any periodic reports with the Commission since the period ended December 31, 2012. As a result, the registration of our securities was revoked on February 6, 2014.

On February 14, 2014, we filed a registration statement on Form 10 (the "Original Form 10") to once again register our common stock pursuant to Section 12(g) of the Exchange Act. On April 3, 2014, we filed an Amendment to the Original Form 10 in response to comments we received from the Commission regarding the Original Form 10. As per Section 12(g) of the Exchange Act, the Original Form 10 was set to automatically go effective on April 15, 2014, even though we did not receive clearance from the Commission regarding the Original Form 10, the Amendment or our responses to their comments.

As of April 15, 2014, the financial information in the Original Form 10 was required to be updated to include the audited financial statements as of the year ended December 31, 2013 (the "Audit"); due to our limited cash resources, we were unable to complete the Audit by such time. Therefore, following April 15, 2014, the comment period would have continued and we would have had the additional burden in both time and expense, of being subject to the Exchange Act's periodic reporting requirements. Furthermore, without the Audit, the Form 10 may have been considered materially deficient. In light of the above, we believe it was in the Company and our shareholders' best interest to withdraw the Original Form 10 and file a new Registration Statement on Form 10 as soon as the Audit is complete. The Audit was completed and we are therefore filing this Registration Statement on Form 10 to seek the re-registration of our common stock.

History

In 2001, the Company took actions to change the business focus from web services to nuclear waste remediation and entered into an Asset Purchase Agreement to acquire a Patent License Agreement that involved new technologies believed to be potentially effective in the remediation of nuclear waste products. On September 12, 2001, the Company amended its articles of incorporation to change its name from Stock Watch Man, Inc. to Nuclear Solutions, Inc. (“NSOL”) to ensure the corporate name properly reflected the new corporate business focus.

On September 2, 2005, NSOL formed a wholly owned subsidiary, Fuel Frontiers Inc. (“FFI”), to pursue alternative fuel technology and projects. However, in 2008, we elected to focus the company exclusively on the production of synthetic fuels and activities related to nuclear waste remediation were suspended. When we later re-focused our operations, we no longer needed the subsidiary and dissolved FFI on September 12, 2012.

On July 31, 2006, the Company formed another wholly owned subsidiary, Liquidyne Fuels, which has had no activity through June 2013.

On June 10, 2011, the Company's name was changed from Nuclear Solutions, Inc. to US Fuel Corporation, with a singular focus to design, build, own and operate coal-to-liquid (“CTL”) facilities.

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As further described below, on June 14, 2011, the Company's Articles of Incorporation were amended to, among other things, increase the authorized common stock capital from 100,000,000 shares of common stock, par value $0.0001 to 800,000,000 shares of common stock (the Company also has 50,000,000 shares of preferred stock, par value $0.001).

On October 7, 2011, FINRA approved the name change to US Fuel Corporation and the symbol change from NSOL to USFF.

History & Progress of Business Plans/Operations

Between 2008 and 2011, the business of the Company has been to design, build, own and operate facilities to gasify coal and convert that coal-derived gas into liquid fuel. The Company’s initial plans involved developing a large scale CTL facility that combined a plasma gasification process with a Fischer-Tropsch process to convert coal to liquid fuel.

In 2008, to supplement internal planning activities, the Company retained Mr. Paul Adams and Mr. Steven Luck as consultants to develop a facility business plan and economic model to be used to obtain project financing. The initial focus was on building a large scale plasma gasification based CTL facility. A technically feasible plan was developed, but financing for such a large scale project in the economic environment of 2008 and 2009 was problematic. Accordingly, in 2008, the then Board of Directors elected to focus the Company exclusively on the production of synthetic fuels through the FFI subsidiary. Activities related to nuclear waste remediation were suspended and have not been in active development; historical data regarding those efforts is included in the Form 10-K for the year ended December 31, 2009.

In 2011, with new leadership in place, the Board of Directors evaluated the Company’s position. During 2011, the Company retained a new CEO - Harry Bagot, following termination of the prior CEO, and a new CFO - William Chady, following resignation of the prior CFO; both Mr. Bagot and Mr. Chady continue to serve us in these roles as of the date of this Registration Statement. Given the tough economy and other issues then facing the Company, i.e. not being current with its SEC filings, the skull and cross bones “Caveat Emptor” or “Buyer Beware” on the Company's ticker symbol, the pending lawsuits and the large debt on the Company's books, Management and the Board knew that it would be difficult to raise and receive the capital it needed to maintain operations. Finally, in May 2011, the Company entered into financing negotiations with G & A Capital, Development LLC, a New Jersey limited liability company (“G & A Capital”), which led to the execution of a Stock Purchase Agreement on May 12, 2011.

G & A Capital Agreement

The G & A Capital Stock Purchase Agreement, as amended on May 13, 2011 and May 15, 2011, provided, in pertinent part, as follows:

1.	G & A Capital would purchase 5,000,000 shares of the Company's preferred stock for an aggregate purchase price of $662,540.37 (the "G&A Preferred Stock");

2.	The Company agreed to amend its Articles of Incorporation to, among other things, increase the authorized common stock capital from 100,000,000 shares of common stock, par value $0.0001 to 800,000,000 shares of common stock (the Company also has 50,000,000 shares of preferred stock, par value $0.001). At the time of the Agreement, the Company had 97,980,981 shares of common stock and 0 shares of preferred stock issued and outstanding.

3.	Immediately following the amendment of the Articles of Incorporation, G & A Capital agreed to exchange the G&A Preferred Stock for 164,402,076 shares of common shares, with the G&A Preferred Stock then being cancelled and returned to the treasury.

4.	Upon the exchange of the G&A Preferred Stock for the common stock, the Company would also issue a warrant to purchase up to 496,277,915 shares of common stock for an aggregate price of $2,000,000.

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5.	G & A Capital agreed to distribute the shares of Company common stock that it owned to members of the Company's management and key individuals at their discretion.

6.	G & A Capital agreed to relieve, discharge, assume and/or pay all of the outstanding debt, financial obligations and all other liabilities (collectively, the "Debts") incurred by the Company (including, among other things, accrued expenses and accrued compensation), excluding contingent liabilities (ie: Schrader Litigation (please see Legal Proceedings, below), subject to a limitation of liability, so long as the liability was incurred on or before September 31, 2011 and the total dollar amount is not greater than 8 Million Dollars (the "Assumption of Liabilities"). The circumstances under which G & A Capital would relieve, discharge, assume and/or pay the Debts is limited in that the Assumption of Liabilities does not extend to any claimed Debts, including accrued but unpaid salaries, that are later deemed not to be due in light of frivolous actions or unmet milestones or work product. Under the terms of the G & A Capital Purchase Agreement, as amended, G & A Capital maintains the right to determine whether or not it wants to pay a particular Debt, which decision shall be made at the sole discretion of the individual G & A Capital chooses to do same (the G & A Capital Appointee"); as of the date of this Form, G & A Capital selected Robert Schwartz - a current Board Observer - to serve in that role and appointed him for a term of 5 years ending May 15, 2016.

As per the above terms, our Articles of Incorporation were amended on June 14, 2011 to increase our authorized capital and thereafter, all of G&A's 5,000,000 shares of preferred stock were exchanged for 164,402,076 shares of our common stock and G & A received the warrant to purchase up to 496,277,915 shares of our common stock. On May 15, 2012, G & A Capital exercised their Warrant to purchase 496,277,915 shares of our common stock via a cashless provision whereby G&A received 300,851,000 shares of common shares. As of the date of this Registration Statement, G & A Capital does not own any shares of our common stock.

In 2011, as a result of the G & A Capital Stock Purchase Agreement, the Company's liabilities were reduced by $372,500.  Following the exchange the G&A's Preferred Stock, we do not have any shares of preferred stock outstanding and do not have a present intention to issue any such shares of stock.

During 2012, as part of their Assumption of Liabilities, due to our limited cash position and reluctance to further dilute our shareholders, G & A Capital agreed to provide the following aggregate accrued executive compensation as per their agreement:

Name	Share Amount

Stanley Drinkwater, Chairman of the Board	76,050,000

Harry Bagot, CEO	33,000,000

William Chady, CFO (1)	10,000,000

Garry Sparks, Director (2)	7,500,000

Steven Luck, Ex-Director(3)	0

Paul Adams, Ex-COO (3)	0

1)	Mr. Chady was a Vice President of Kentucky Fuel Associates, Inc. (“KFA”), a company with whom FFI entered into a collaborative arrangement for the development of coal-based gas-to-liquid fuel production facilities in the State of Kentucky; KFA was dissolved in September 2010. (See, “Note 2, Collaborative Agreement”).

2)	Mr. Sparks is the General Product Manager to Kentucky Fuel Associates, Inc. (“KFA”), a company with whom FFI entered into a collaborative arrangement for the development of coal-based gas-to-liquid fuel production facilities in the State of Kentucky. (See, “Note 2, Collaborative Agreement”).

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3)	During 2012 and 2013, G & Capital issued 10,000,000 and 15,000,000 of its shares to Mr. Luck and Mr. Adams, respectively. All of these 25,000,000 shares were later subject to an Executive Halt, which is now permanent and therefore the shares may be re-issued or returned to treasury. Each of Mr. Luck and Mr. Adams tendered his resignation from his respective position in July 2013.

Starting in June 2011, the Company picked up from the earlier coal-to-liquid planning efforts and began working together to develop and refine a project plan that could be financed. The key to the new plan was a focus on a smaller, scalable facility, as financing was problematic for the typical large-scale plants previously considered by the Company.

During 2012, the Company entered into various agreements to carry out their operations. On August 14, 2012, the Company entered into a Master Services Agreement (“MSA”) with Global Private Funding, Inc.(“Global”), which included provisions for Global to provide the Company with business incubation services, legal & compliance services and underwriting services. The Company proceeded to achieve the milestones established by Global to obtain funding, but Global was unable to provide the funding as promised. Accordingly, on April 22, 2013, the Company terminated the Global MSA for cause. We are currently defending a federal case Global asserted against us. (See, Item 8. Legal Proceedings)

On May 3, 2013, we executed a Teaming Agreement with Woolpert, Inc. (“Woolpert”), pursuant to which Woolpert will be the Lead Design Consultant and Design-Build Program Manager to provide the necessary planning, design and preliminary design-build documents in coordination with the GTL process engineers for our GTL plants planned for Kentucky.

Current Business Model and Operations

Notwithstanding their efforts, it became apparent to Management that investors were not going to fund their GTL model to the extent required and without the necessary funding, the Company was unable to carry out the few agreements the Company did have in place. Accordingly, in the fourth quarter of fiscal 2013, after realizing that the previous business model was not producing sufficient revenues to provide our shareholders with adequate return or capital to carry out our operations, we decided to focus our operations on a model that leverages the abundance of natural gas to deliver superior fuel and chemical products to the market. We believe this model will provide more value to our shareholders than our prior model that focused on coal as the primary feedstock for our alternative fuel facilities. To bolster our strength, we engaged Core Strategic Services ("CSS") to assist in certain tactical initiatives and in executing corporate goals key to our strategic plan over the next 12 months. CSS is a multi-faceted consultancy firm providing a range of business development, project management, execution services, technical development and corporate planning; CSS also provides introductions to financing sources.

The Fischer–Tropsch process is a collection of chemical reactions that converts synthesis gas (syngas) a mixture of carbon monoxide and hydrogen into liquid hydrocarbons. US Fuel plans to produce syngas from natural gas and Fischer-Tropsch technology to produce diesel fuel, naphtha.

The high quality diesel fuel produced through the Fischer–Tropsch (FT) process contains near zero Sulfur and can be used directly in today’s diesel-powered vehicles. According to the "Evaluation of Ultra-Clean Fischer-Tropsch Diesel Fuel in Transit Bus Applications," FTA-OK-26-7015.2010.1, Technical Report, dated March 31, 2010, laboratory testing indicates that FT diesel delivers dramatic across-the-board reductions in all major criteria pollutants such as SOx, NOx, and hydrocarbon (HC) emissions and reduces the most harmful pollutant, PM 10 (10 micron particulates) by 34%.

These fuels are compatible with the current method of petroleum products distribution and do not require new or modified trucking, pipelines, storage tanks, or retail stations.

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US Fuels will be competing for a share of the diesel fuel market. Since diesel is made from oil, its prices are largely determined by the price of oil, which is a commodity influenced by the world market. Since we will be producing diesel from natural gas, a less costly feedstock whose price is not determined by world markets, we believe that our strategy of locating small plants next to interstate natural gas pipelines will make us competitive and maximize returns by lowering feed stock prices and reducing transportation costs. US Fuel will contract with the local natural gas supplier to provide a connection to the interstate pipeline. The natural gas can be purchased through local providers, a gas marketer or directly from a producer. The smaller size will significantly reduce the time to permit each plant and therefore will shorten the construction period and make the projects easier to finance.

US Fuel plans to build, own and operate facilities which convert natural gas into non-petroleum based alternative fuels, such as diesel, gasoline and aviation (jet fuel) and other valuable products.  US Fuels estimates that a 2000 barrel per day (bpd) plant will cost $200 million and could begin commercial operations as soon as twenty four months after the start of construction. Taking a fresh and practical approach to production and distribution, using new technologies, and leveraging existing infrastructure, USFuel will use one of America’s most abundant resources: natural gas, to economically produce manageable quantities (1000-2000 barrel per day (BBL/day)) of high quality synthetic fuel close to end use. These fuels can be used in all diesel engines deliver better performance, dramatic across-the-board reductions in all major criteria pollutants such as SOx, NOx, particulate matter (PM), and hydrocarbon (HC) emissions, and can be sold at existing retail outlets or to large diesel users with no changes to their equipment or distribution infrastructure and do not require new or modified pipelines, storage tanks, or retail stations. Although we expect to be able to negotiate a premium for the product once total platform volume levels have been achieved, we have made our projections using ULSD prices.

US Fuel will use a contracting strategy designed to assure the availability of critical resources required for the success of the Project while optimizing design flexibility and managing initial development capital.  To that end, US Fuel has approached multiple suppliers of the goods and services required to develop the Project and considered a variety of different options with respect to technology and construction.  As of the date of this Registration Statement, we have not yet entered into any formal agreements with any such suppliers or service providers.

The actions we expect to complete initially, during the development period before commencing with our Front End Engineering Design ("FEED") study is expected to cost approximately $750,000. During this period, US Fuel will pay current liabilities, fund general administration costs, start the permit process and secure the project sites for each plant. Subsequent plant development costs are expected to be somewhat less because the development resources (i.e., staff and consultants) will already be in place. A Principle Managing Contractor (“PMC”) will be engaged and contract negotiations with equipment suppliers and general contractors will begin. The development phase will be completed once the site(s) are secured and costs for the next stage are confirmed and funded. The development stage is expected to last approximately 8 months.

The FEED Study

FEED stands for Front End Engineering Design. The FEED is engineering which comes after the Development Stage and is expected to take approximately 8 months to complete. The FEED design focuses the technical requirements, as well as investment cost for the project. The FEED package is used as the basis for bidding the Engineer Procure Construct (EPC) Contract and is used as the design basis.

Research and Development

We have not conducted any research or development in the past two years.

Government Regulation and Environmental Compliance

Although we will need standard general construction permits for our plants and once we begin production, the final product will be required to meet certain quality standards set by the government, at this time we are not required to obtain any government approvals for our business or operations. If the government imposes any regulations on our business, then we will shall comply with same, noting that our inability to do so will adversely affect our operations. Our final product will also have to comply with various environmental laws.

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Strategic Advantage

US Fuel will seek to achieve a competitive advantage, maximize benefits, minimize risks, and create value through the following means:

•	Premium Product: The high quality diesel fuel produced through the Fischer–Tropsch (FT) process contains near zero Sulfur and can be used directly in today’s diesel-powered vehicles and jet powered aircraft. Laboratory testing indicates that F-T diesel provides superior vehicle performance than conventional diesel. These fuels are compatible with the current petroleum distribution infrastructure and do not require new or modified pipelines, storage tanks, or retail stations. Fischer-Tropsch diesel delivers dramatic across-the-board reductions in all major criteria pollutants such as SOx, NOx, particulate matter (PM), and hydrocarbon (HC) emissions See, Clean Product below.

•	Geographic Cost Advantages. Leverage strategic locations at industrial parks and brownfields, which typically already have utilities and infrastructure in place allowing for us to commence construction sooner. US Fuel will evaluate all regions of the U.S. to determine the highest areas of profit (including crack spreads and transportation) and focus on those project sites that maximize returns based upon all location-specific factors. Plants using natural gas will be connected directly to interstate pipelines to reduce transportation costs.

•	Manageable Size. Based on our prior experience, we have scaled down our project size to one that we believe will be more attractive and provide better funding results.

•	Time to market. Commercial operation of our scaled down projects can be achieved in approximately 24 months, which is about half the time for large-scale projects. The plants are expected to qualify as minor sources for the air permit, which also eases the burden - in both time and cost - of obtaining such permits.

•	Asset Synergies. A platform play comprised of 5 to 7 small scale FT plants provide the ability to leverage initial development costs, central operations, risk management, purchasing and hedging power (e.g., higher volume feedstock and off take), reduced financing costs, pooled maintenance and service, logistics management, etc. Strategic locations afford geographic and product manufacturing diversification as well as revenue optimization benefits.

•	Modular, Scalable Technology. The small scale FT technology allows easy adaptation to specific site conditions, repeatable plant design, reduced engineering risks, improved uptime due to phased maintenance and no single point of failure (our operations can continue to operate even if one of our reactors should break or fail for any reason).

•	Replicable. A model utilizing modular small-scale FT plants serving local markets is easily duplicated across the platform and will be able to compete effectively on price with large manufacturers.

Clean Product

There have been many studies, both foreign and domestic, concluding that the FT fuel is a clean product. One such study published in March 2010 by the U.S. Department of Transportation entitled, "Evaluation of Ultra-Clean Fischer-Tropsch Diesel Fuel in Transit Bus Applications" also discussed the following as some advantages of FT Diesel are:

•	FT Diesel contains virtually no sulfur or aromatics. In a properly tuned engine this is expected to lead to lower particle exhaust emissions.

•	The absence of sulfur means that oxidation catalysts and particulate traps will operate at maximum efficiency.

•	The existing diesel infrastructure can be used, unchanged, for Fischer-Tropsch Diesel.

•	FT Diesel can be used in existing diesel engines.

•	Diesel is one of the safest of the automotive fuels.

Market Opportunity

US Fuels’ business plan is to build, own and operate 5 to 7, small scale (1000-2000 barrel per day (BBL/day)) gas to liquid (GTL) production facilities in strategic locations across the United States with access to abundant low cost feedstock and local markets large enough to absorb the product.  We will capitalize on the projected $/BTU spread between natural gas and ultra-low sulfur diesel (ULSD), from which we expect to yield above average return.

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As the graph below depicts, market conditions for FT liquids are at historically favorable levels, with natural gas prices at historical lows coupled with robust, growing demand for distillate fuels (including diesel) projected to continue at least through the next few decades.

According to Exxon Mobile's Outlook for Energy: A View to 2040, which they released in 2014, the use of ULSD is expected to increase steadily in the United States over the next 20 years. The total production of the planned GTL plants will remain a small percentage of the total consumption.

Plant Locations

US Fuel is looking to build the first Gas to Liquid (GTL) plants (2000 BBL/day) in Kentucky, probably within Muhlenberg County given our familiarity with that county due to some preliminary business opportunities we previously conducted there. In 2011, we also received strong support from a Kentucky State Representative to carry out our plans within Muhlenberg County and in 2009, Muhlenberg County gave us a grant of $650,000 to support our development plans. As of the date of this Form, we have not yet settled on any particular location and remain dedicated to finding the most cost effective property for our plant.

Employees

As of April 28, 2014, we had no full time or part time employees.  We believe that during the final phase of the development stage, we will begin to consider hiring full time employees.

Transfer Agent

As of April 1, 2014, Vstock Transfer, LLC is our stock transfer agent. Vstock is located at 77 Spruce Street, Suite 201, Cedarhurst, NY 11516, Phone number: 212-828-8436, website: www.VStockTransfer.com

Item 1A. Risk Factors

As a smaller reporting company, the Company is not required to provide the information required by this item.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements regarding our plans, expectations, estimates and beliefs.  Actual results could differ materially from those discussed in, or implied by, these forward-looking statements.  Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  We have based these forward-looking statements largely on our expectations.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control.  Actual results could differ materially from those anticipated as a result of the risk factors detailed in our other Securities and Exchange Commission filings. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this report or incorporated by reference might not transpire.  Factors that cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those described below and elsewhere in this report.

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Plan of Operation

During 2012, the Company continued to work to develop coal-to-liquid facilities and has continued to do so in 2013. However, our development efforts have been and continue to be limited due to insufficient capital. The Company had a net losses of $1,040,164 and $10,006,558 for the years ended December 31, 2013 and 2012, respectively.    As of December 31, 2013, the Company had negative working capital of $2,853,968.

Plan for the next 12 months

Our plan is to build, own and operate facilities which convert hydrocarbons into non-petroleum based alternative fuels, such as diesel, gasoline and aviation (jet fuel) and other valuable products. Taking a fresh and practical approach to production and distribution, using the best new technologies, and leveraging existing infrastructure, the Company plans to use one of America’s most abundant resources to economically produce manageable quantities of high quality fuel close to end use. These fuels, which can be used exactly like petroleum derived fuels, deliver better performance, dramatic across-the-board reductions in all major criteria pollutants such as SOx, NOx, particulate matter (PM), and hydrocarbon (HC) emissions, and can be delivered through the existing distribution infrastructure with no changes to equipment, pipelines, storage tanks, or retail stations.

Over the next 12 months, we plan on raising working capital to fund development of these technological areas through private placements of debt or equity, using our common stock in lieu of cash, and applying for government grants, where appropriate. The implementation of Company's business development phases will be dependent on successful financing. Financing options may include a combination of debt and equity financing; any equity financing may result in equity dilution to existing shareholders. As of the date of this Form, we do not have any commitments to receive any such funds or financings.

More specifically, we plan to utilize invested funds to identify and procure commitments from commercially viable technology providers.  Additionally, we will aim to identify and secure plant locations that are strategically located to access feedstock supplies and secure off take agreements for that plant location's fuel production. Secured funding is tied to specific achievable development benchmarks that will move plant development forward; funding is also specific to maintaining corporate governance.

Prior to commencing the FEED study for each specific plant, we will undergo a development period, which is expected to cost $750,000 and take approximately 8 months, per plant. However, we anticipate that after the first plant is secured, the development costs for subsequent plants will be a little less expensive since many of the resources needed for that phase (i.e., staff, consultants, engineers) will already be in place. The development phase will be completed once the site(s) for each plan is secured and costs for the next stage are confirmed and funded. We shall begin the development phase as soon as we receive the necessary funding. During the development phase, we hope to complete the following:

-	Stabilize Operations

-	Letter of Interest from potential offtake(s)

-	Meeting with State Representatives and EPA

-	Confirmation of Gas line capacity

-	Gas Supply

o	Install cost estimate, contract scope, terms, lead time

-	Site confirmed

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o	Secured through options or other means

-	Equipment picked

o	Lead time

o	Emissions

-	Select Project and FEED engineers

o	Construction – MOU, draft EPC

o	Project management – contract scope, cost estimate

-	- Environmental Contractor (permits)

o	estimate contract scope, timing

o	Maximum size of plant that fits under minor permit

-	Rebuild and Improve Web Site

-	Proforma

-	Timeline/project plan

Once the development phase is complete, the FEED study will begin and our Principal Managing Contractor will works toward securing the air quality and other permits, as well as a construction contract, required to begin site work and plant construction. The first site will be secured with a purchase and sale agreement and the land closing will be timed to coincide with construction financing. We will need approximately $3,000,000 to maintain our everyday operations, general corporate upkeep and complete the FEED study. Plant construction costs are estimated at $200MM and we expect that will be financed with a combination of debt and equity private financings; however, as of the date of this Form, we have not received a commitment to receive any of those funds.

Progress

Progress has been slower than expected due to the lack of personnel and lack of working capital. We anticipate increasing staffing levels over the next 12 months. We estimate a working capital requirement of at least $1,125,000 over the next 12 months strictly to maintain our current every day activities, ie: corporate governance, offices, legal and accounting services, at a minimum level.

We believe that the success of our business will depend, in part, on our ability to attract, retain, and motivate highly qualified sales, technical and management personnel, and upon the continued service of our senior management and key sales and technical personnel. We cannot assure you that we will be able to successfully attract, retain, and motivate a sufficient number of qualified personnel to conduct our business in the future.

Risks

As mentioned above, we are faced with risks that may impact our ability to carry out our plans set forth above. The greatest risk factors to our business are the cost of construction, the time to build the plant, and the commodity prices of the feedstock and the final product.

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Construction Cost: Our financial plan is based on an estimated cost, plus the cost of site acquisition and improvements, as well as start-up and development costs and reserves. If the cost of the Engineer Procure Construct ("EPC") contract or other costs increase due to economic factors, design modifications, construction delays or overruns, the total cost of our project and capital required could increase, perhaps significantly.

Construction Timetable: Our construction timetable, which we believe to be reasonable, assumes the commencement of construction after necessary financing and construction permits are available to us and a construction period of approximately 18 to 24 months. Our schedule depends upon several assumptions, including the effectiveness of agreements that remain to be negotiated and signed, including our EPC contract and others. We could also incur delays in the construction of our plant if we need to change the site for our plant due to permitting or zoning delays, opposition from local groups, adverse weather conditions, labor or material shortages, defects in materials or workmanship or other causes. In addition, the availability of financing, changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy changes towards FT liquids or our plant could result in delays in our timetable for construction and commencement of operations. Delays will hinder our ability to commence operations, generate revenue and service our debt.

Commodity Prices: The cost that we incur for our supplies of gas and the market prices for the FT liquids that we produce and sell will have a major impact on our financial results and profitability. Natural Gas, which will account for a major portion of our operating expenses, does not have a direct price relationship to the price of FT liquids in the marketplace. For an operating gas to liquids plant, falling FT liquids prices, coupled with a rise in natural gas prices, can result in significant reductions in cash flow. These prices will change based on available supplies, the supply and market prices for alternative products and many other market factors. There can be no assurance as to the price of these commodities in the future, and any increase in the price of gas or decrease in the price of FT liquids would very likely result in less profitability for us and a reduction in the value of USFF.

Comparison of Results of Operations for the year ended December 31, 2013 to the year ended December 31, 2012

Results of Operations

REVENUES: The Company reported revenues of $0 from our existing technology license agreement, for the year ended December 31, 2013 and for the year ended December 31, 2012.

OPERATING EXPENSES: Total operating expenses from continuing operations decreased from $9,926,651 for the year ended December 31, 2012 to $947,079 for the year ended December 31, 2013. The principal reason for this decrease was due to reduction of $8,971,615 in stock based compensation from 2013 as compared to the same period last year.

NET LOSS: The Company incurred a net loss of $1,040,164 for the year ended December 31, 2013, compared with a net loss of $10,006,558 for the year ended December 31, 2012, which reflects a year-to-year decrease in the amount of loss for the period of $8,966,394. The principal reason for the reduction in the net loss is due to the significant decrease in operating expenses as described above.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2013, we had a working capital deficit of $2,853,968 which compares to a working capital deficit of $2,846,082 as of December 31, 2012. Due to limited funds, the majority of our losses were related to the issuance of stock transactions by the Company or G&A Capital. Cash flows used in investing activities was zero during the same period. Cash flows provided by financing activities were $50,000 from issuance of convertible debt and $263,000 contributed capital.

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We believe that anticipated cash flows from operations will be insufficient to satisfy our ongoing capital requirements.  We are seeking financing in the form of equity capital in order to provide the necessary working capital. Our ability to meet our obligations and continue to operate as a going concern is highly dependent on our ability to obtain new loans and/or successfully enter into settlement agreements with our vendors and/or former and current employees. We cannot predict whether this additional financing will be in the form of equity or debt, or be in another form. We may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In any of these events, we may be unable to implement our current plans which circumstances would have a material adverse effect on our business, prospects, financial condition and results of operations.

If we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

Auditors' opinion expresses doubt about the Company's ability to continue as a going concern. The independent auditors report on the company's December 31, 2012 and 2013 financial statements included in this Report states that the Company's recurring losses raise substantial doubts about the Company's ability to continue as a going concern.

Item 3. Properties

Our office is located at 277 White Horse Pike, Atco, New Jersey, 08004. We sublet the office space from Drinkwater & Goldstein, LLP, of which one of our directors, Mr. Drinkwater, is a partner.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 28, 2014 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent (5%) of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the date of the respective table.  For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of the date of the respective table is deemed to be outstanding for such person, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

The business address of each beneficial owner listed is in care of 277 White Horse Pike, Atco, New Jersey, 08004. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

As of April 28, 2014, we had 564,374,057 shares of common stock issued and outstanding.

Between December 31, 2011, and August 21, 2013, G & A Capital distributed the shares of the common stock that it owned to our executive officers and key employees, as per the terms of the Stock Purchase Agreement that we maintain with them, and as a result they no longer own any shares of our Common Stock. G & A Capital never sold any of its shares on the open market or otherwise.

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Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Harry Bagot	33,600,000	(1)	5.95%
Stanley Drinkwater	76,050,000		13.47%
William Chady	12,604,768	(2)	2.23%
All officers and directors as a group	122,254,768		21.66%

Reyna & Associates, LLC (3)	71,382,576		12.64%

1)	This amount includes 600,000 shares that Mr. Bagot purchased on the open market.

2)	This amount includes: 10,031,155 shares Mr. Chady holds individually; 2,547,366 shares Mr. Chady holds jointly with his wife; and, 26,247 shares held by the Chady Living Trust, over which Mr. Chady is the trustee.

3)	Reyna & Associates, LLC, submitted a proxy giving Mr. Bagot, Mr. Drinkwater and Mr. Chady (our current board members), collectively, voting power over the shares held by G & A Capital.

Changes in Control

There are no present arrangements known to the Company the operation of which may result at a subsequent date in a change in control of the Company.

Item 5. Directors and Executive Officers

The following table and text set forth the names and ages of all directors and executive officers as of April 28, 2014. There are no family relationships among our directors and executive officers. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. Also provided herein are brief descriptions of the business experience of each director, executive officer and advisor during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws. None of our officers or directors is a party adverse to us or has a material interest adverse to us.

Name	Age	Position(s)	Term

Harry Bagot	64	President, Chief Executive Officer and Member of the Board of Directors	April 2011 – Present
William Chady	56	Chief Financial Officer, Principal Accounting Officer and Member of the Board of Directors	October 2010 – Present
Stanley Drinkwater	58	Chairman of the Board of Directors	October 2010 – Present

Harry Bagot

Mr. Bagot, along with Mr. Drinkwater, were the initial presenters of a complete package for the production of carbon based materials into fuel using Fischer Tropsch technology to the Company. Prior to becoming our President, Mr. Bagot was the Project Manager for United Communities where he was a key member of the development and construction teams and managed an approximately $300M privatization project for joint base housing at McGuire Air Force base and Ft. Dix from 2006 through 2011;  the privatization project received an Air Force award for the best privatized project in 2008 and again in 2010. From 2000-2006, Mr. Bagot was the Director of Property Management for First Montgomery Group. Mr. Bagot received his Associates Degree in Business Management from Spring Garden College and received Certified Property Manager designation from the Institute of Real Estate Management.

William Chady

Mr. Chady has been a board member of our company since 2011. For the past thirty years, Mr. Chady has operated William E. Chady, PSC, a full service accounting firm for small to medium size companies, many in the oil and gas industries, as its President and Owner. Mr. Chady maintains responsibility for the full accounting function for a number of his clients and has assisted in multiple initial public offerings and private placement memoranda. He is currently the Chairman of the Board of four Texas Roadhouse Restaurants in addition to serving or having served as a Managing Member, Director and or Officer of several other Kentucky corporations and limited liability companies. Mr. Chady was a Vice President of Kentucky Fuel Associates, Inc., at the time we conducted business with them, but it was later dissolved in September 2010. He is a member of The Kentucky Society of Certified Public Accountants as well as a member of the American Institute of Certified Public Accountants. Mr. Chady received his Associates degree in Accounting from Bellarmine University.

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Stanley Drinkwater

Mr. Drinkwater, along with Mr. Bagot, were the initial presenters of a complete package for the production of carbon based materials into fuel using Fischer Tropsch technology to the Company. Mr. Drinkwater has been a Partner in Drinkwater & Goldstein, LLP since 2006. Prior to starting Drinkwater & Goldstien, Mr. Drinkwater was a partner at Maressa, Goldstein, Birsner, Patterson and Drinkwater from 1983 to 2006. Mr. Drinkwater is admitted to practice in New Jersey and Pennsylvania as well as before the U.S. Court of Appeals for the Federal Court and Third Circuit and the U.S. Supreme Court.  Mr. Drinkwater received a Bachelor of Science in Political Science from Rutgers University at Stockton and a Juris Doctor from the Widener University School of Law.

Mrrs. Bagot and Drinkwater formed an LLC in 2006 that proposed a technology to the Company that would convert tires through a plasma arch technology that would convert tires to fuel.  We had control of a fully permitted site in Toms River, NJ and had funding through the NJ Economic Redevelopment Authority. They released control of the project package to the Company and then had very little involvement with the company from that time forward.  Mrrs. Bagot and Drinkwater believed that at that time, a publicly traded company was the best vehicle to raise capital to fund plant construction. However, they were the founders of what was then the Company's fuel division and what is now the whole company.

Mr. Drinkwater returned to the Company in 2010 as Chairman of the Board and began reshaping the Company into a more profitable vehicle. With the termination of the sitting President and CEO, Mr. Bagot returned and was appointed President and CEO.  Mrrs. Bagot and Drinkwater bring the background and experience that is required to move the company forward; their past experience and ability to manage the on going issues of running a publicly traded company make them invaluable to our team.

Involvement in Certain Legal Proceedings

To the best of the Company's knowledge, none of the Company's directors, officers, promoters or control persons, if any, during the past ten years was:

1.	A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;
2.	Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.	Subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and,
4.	Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board Observer

Mr. Robert Schwartz, who individually owns less than 5% of our common stock, is the only Board observer at this time. Mr. Schwartz represents some of our larger shareholders and is the G & A Capital Appointee, but does not maintain any voting power or control over our Board or management. Mr. Schwartz is permitted to attend all meetings of the Board of Directors in a nonvoting observer capacity, but we maintain the right to withhold any information and to exclude him from any meeting or portion thereof if (i) access to such information or attendance at such meeting could adversely affect the attorney-client privilege between us and our counsel or (ii) access to such information or attendance at such meeting could result in a conflict of interest between Mr. Schwartz and ourselves, or our counsel. Mr. Schwartz verbally agreed to hold in confidence all information provided to him or learned in connection with his observer rights, except to the extent otherwise required by law and any other regulatory process to which Observer is subject.

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Significant Employees/Consultants

The following are employees or consultants who are not executive officers, but who are expected to make significant contributions to our business:

Mr. Craig Conner.

Mr. Conner was appointed as our Senior Energy Consultant in January 2014. Since 2013, Mr. Conner has been the Managing Principal at CNK Focus, Inc., which provides business development and management consulting services. From 2011 to 2013, Mr. Conner served as Vice President of Pallas Formed Fuels (2012), a Gas to Liquids plant development business.  Mr. Conner served as the Vice President of Finance for BAARD Energy, in Vancouver, Washington from 2005 to 2011. Mr. Conner received his BS in mechanical engineering from The Ohio State University and has taken numerous executive training courses in finance, management, front-line leadership, and business systems.

Garry Sparks

Mr. Sparks has been working with the Company for about eight years. Mr. Sparks shall be the Lead Project Manager on our future projects. Additionally, Mr. Sparks is works closely with the office of State Representative Brent Yonts and the office of the Governor of Kentucky to coordinate project efforts. Mr. Sparks has an extensive thirty-five year background in construction, plant and project management. From 2006 to 2010 Mr. Sparks served as president of Kentucky Fuel Associates, Inc., a firm dedicated to the development of the first CTL fuel plant in Kentucky with emphasis on curtailing the country’s dependence on foreign oil. Additionally, Mr. Sparks served from 2003 to 2008 as President and co-owner of Mechanical Installations, Inc., a firm specializing in the construction and startup of water treatment plants, paper mills, steel manufacturing and processing plants.

Item 6.  Executive Compensation

The following tables set forth, for each of the last two completed fiscal years of the Company, the total compensation awarded to, earned by or paid to any person who was a principal executive officer during the preceding fiscal year and every other highest compensated executive officers earning more than $100,000 during the last fiscal year (together, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year Ended Dec. 31	Salary ($)		Bonus ($)	Stock Award(s) ($)		Option Awards ($)	Non- Equity Incentive Plan Compen- sation	Non- Qualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
(a)	(b)	(c)		(d)	(e)		(f)	(g)	(h)	(i)	(j)

Harry Bagot
CEO	2013	-		-	-		-	-	-	-
CEO	2012	-			1,056,000	(1)

William Chady
CFO	2013	110,000	(2)		-
CFO	2012	110,000	(2)		320,000	(1)

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(1) This represents the fair value of the shares G & A Capital issued to such Named Executive Officer pursuant to the Stock Purchase Agreement we entered into with G & A Capital. As discussed elsewhere in this Registration Statement, in May 2011, we entered into a Stock Purchase Agreement with G & A Capital. Pursuant to that agreement, they agreed - among other things - to relieve, discharge and assume certain of the Company's outstanding expenses, including accrued executive compensation, which they carried out in part, by distributing the shares of Company common stock that they owned to members of our management and key individuals at their discretion. As the shares were theirs, the decision to issue shares under the Stock Purchase Agreement rested with G & A Capital, however, they sometimes consulted with our Board to determine to whom and the amount of such issuances. (see, Item 1 "G & A Capital Agreement.")

(2) As disclosed elsewhere in this Registration Statement, pursuant to a unanimous written consent of the Board on September 10, 2012, Mr. Chady shall receive $110,000 per year; however, such amounts shall accrue until we are able to pay same. As of the date of this Form, Mr. Chady has not received any cash compensation from us.

Pension Benefits

Nonqualified Deferred Compensation

Retirement/Resignation Plans

As of the December 31, 2013, none of the persons included the table above are entitled to receive any pension benefits, nonqualified deferred compensation or are part of any other retirement/resignation plans.

Outstanding Equity Awards at 2012 Year-End

As of the year ended December 31, 2013, there were no unexercised options, stock that has not vested or equity incentive plan awards held by any of the Company’s named executive officers.

Independent Contractor and Executive Employment Agreements

As of the date of this Form, we do not maintain a formal employment agreement with any of our officers, or directors.

In January 2014, we entered into a consulting agreement with Mr. Conner, our Senior Energy Consultant. In light of the compensation payable to Mr. Conner under the agreement, he is now one of our most highly paid individuals. Upon signing the agreement, Mr. Conner was entitled to receive $50,000 (the "Signing Cash") and 5,000,000 shares of our common stock; Mr. Conner is also entitled to $12,500 per month (the "Monthly Cash," together with the Signing Cash, the "Cash Compensation") during the term of his service, which shall be until he completes all of the services enumerated in the agreement are completed; however, in light of the Company's cash position, Mr. Conner agreed that the Cash Compensation is payable in the future when capital allows and may also be paid in shares of common stock at Mr. Conner's written discretion. Accordingly, as of the date of this Registration Statement, Mr. Conner has not received any of the Cash Compensation. If Mr. Conner requests the Cash Compensation be paid in shares of common stock, it shall be valued on a 50 day moving average as of the time the obligation to make such payment became due. Mr. Conner is also entitled to certain bonuses, ranging from $50,000 to $250,000, based upon the completion of certain milestones set forth in the agreement. Either party may terminate the agreement upon 30 days written notice to the other.

Compensation of Directors

During the fiscal year ended December 31, 2013, we did not pay any compensation to any of our directors; nor was any compensation payable. However, pursuant to our Bylaws, our directors are entitled to be paid for all necessary expenses incurred in attending Board meetings and may receive compensation for their services as a director, as determined by the Board.

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Compensation Policies and Practices as they Relate to Risk Management

We believe that our compensation policies and practices do not encourage excessive or unnecessary risk-taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us. The design of our compensation policies and practices encourages our employees to remain focused on both our short- and long-term goals.

Item 7.  Certain Relationships and Related Transactions, and Director Independence

Other than the G & A Capital Agreement, which is described elsewhere in this registration statement (see Item 1., G & A Capital Agreement”) , there were no transactions with any related persons (as that term is defined in Item 404 in Regulation S-K) since the beginning of our fiscal year ending December 31, 2013, or any currently proposed transaction (as of the date of this registration statement), in which we were or are to be a participant and the amount involved was in excess of $120,000 and in which any related person had a direct or indirect material interest.

Promoters

None of our management or other control persons were “promoters” (within the meaning of Rule 405 under the Securities Act), and none of such persons took the initiative in the formation of our business or in connection with the formation of our business and received 10% of our debt or equity securities or 10% of the proceeds from the sale of such securities in exchange for the contribution of property or services, during the last five years.

Director Independence

As of the date of this Registration Statement, our Board of Directors has three directors and has not established Audit, Compensation, and Nominating or Governance Committees as standing committees. The Board does not have an executive committee or any committees performing a similar function. We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the board of directors be independent and do not currently have any independent board members.

Due to our lack of operations and size, we do not have an Audit Committee. Furthermore, since we are not currently listed on a national securities exchange, we are not subject to any listing requirements mandating the establishment of any particular committees.  For these same reasons, we did not have any other separate committees during fiscal 2013; all functions of a nominating committee, audit committee and compensation committee were performed by our whole board of directors.  Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges as necessary. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.”

Item 8. Legal Proceedings

Other than as set forth herein, the Company is currently not a party to any material legal or administrative proceedings and is not aware of any pending or threatened legal or administrative proceedings against it.

On December 18, 2013, the SEC initiated proceedings under Section 12(j) of the Securities Exchange Act of 1934 for the failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it had not filed any periodic reports with the Commission since the period ended December 31, 2012. On January 17, 2014, the Company executed an Offer of Settlement presented by the SEC to settle the proceedings. The SEC issued its Final Order on February 6, 2014.

On May 10, 2013, Global filed a civil action, number SC120696 in the Superior Court of the State of California, County of Los Angeles, West District. The named defendants are: Empyrean West, LLC (“EW”); Jay Carter, individually and as managing partner of EW; David Keller, individually and as CEO of EW; US Fuel Corporation; Harry Bagot, individually and as President and CEO of the Company; Stanley Drinkwater, individually and as Chairman of the Board of the Company; Steven Luck, individually and as a Member of the Company’s Board; William Chady, individually and as a member of the Company’s Board; Paul Adams, individually and as an officer of the Company; Robert Schwartz, individually and as majority stockholder of the Company; John Fairweather, individually and as Director of the Company; and Kenneth Faith, individually and as Treasurer of the Company.

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The complaint alleges a total of twenty-one causes of action, twelve of which are directed to US Fuel Corporation. The allegations against the Company are: 1) breach of contract; 2) fraudulent concealment in violation of Civil Code §1710; 3) intentional misrepresentation in violation of Civil Code §1710; 4) unfair and deceptive practices; 5) contractual breach of implied covenant of good faith and fair dealing; 6) fraud; 7) negligent misrepresentation in violation of Civil Code §1572; 8) breach of non-competition covenant; 9) civil conspiracy; 10) breach of contract for failure of consideration of failure to perform; 11) breach of confidence; and 12) declaratory relief.

As of the date of this Registration Statement, the action was dismissed in California, but has been re-filed in Federal Court. Attempts to resolve our differences have been unsuccessful and we recently retained counsel to defend the federal action and assert viable counterclaims.

As disclosed in the Company's prior public filings, a former shareholder of FFI: Scott Schrader instituted litigation against the Company and FFI in the fall of 2010. Schrader is the Plan Sponsor, Plan Administrator Fiduciary and Participant of Schrader & Associates Defined Benefit Pension Plan ("Schrader"), the co-plaintiff, with whom we entered into a Stock Purchase Agreement and a Management Agreement in 2009. The litigation resulted in questionable actions by, and the ultimate termination of Mr. Fairweather on March 23, 2011. When Mr. Fairweather left the Company, he took many company files and refused to return them. Such actions are currently the subject of a criminal case against Mr. Fairweather entitled The State of New Jersey v. John Fairweather, pending in the Municipal Court of Waterford Township, Complaint number S 2012 00165, in which Mr. Fairweather is charged with theft of company property. At the first hearing of this matter on September 13, 2012, Mr. Fairweather failed to appear, but since he later returned all of the requested records, we later had the case dismissed.

On July 30, 2012, Schrader filed a complaint against FFI in the Commonwealth of Kentucky, Muhlenberg Circuit Court Division, as Civil Action No. 12-CI-352 to Quiet Title on property acquired by FFI. On September 10, 2012, the Board of Directors unanimously approved Mr. Bagot's execution of a quit claim deed to resolve the action.

On March 15, 2013, the Company executed an employment contract with Paul Adams as Chief Operating Officer. On July 5, 2013, Mr. Adams submitted his letter of resignation to terminate our relationship with him due to mutual misunderstandings and differences between the Company and Mr. Adams. Although the Company has not received any formal service as of the date of this Registration Statement, Mr. Adams has since threatened Management that he may sue the Company over compensation he believes is owed to him under his contract.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our common stock is not currently traded. Prior to February 6, 2014, our stock traded on the OTC Pink market under the symbol “USFF.” Prior to October 7, 2011, we traded under the symbol, “NSOL.” The following table sets forth the high and low prices of our common stock for each quarter for the two most recently completed fiscal years. The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

2013
First quarter ended March 31, 2013	$0.075	$0.035
Second quarter ended June 30, 2013	$0.06	$0.02
Third quarter ended September 30, 2013	$0.04	$0.01
Fourth quarter ended December 31, 2013	$0.06	$0.01

2012
First quarter ended March 31, 2012	$0.05	$0.0252
Second quarter ended June 30, 2012	$0.049	$0.0252
Third quarter ended September 30, 2012	$0.11	$0.022
Fourth quarter ended December 31, 2012	$0.11	$0.051

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Holders

As of April 28, 2014, there were approximately 703 record owners of our common stock.

Dividends

There are no restrictions imposed on the Company which limit its ability to declare or pay dividends on its common stock, except for corporate state law limitations. No cash dividends have been declared or paid to date and none are expected to be paid in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

As of the date of this Registration Statement, we do not have any effective equity compensation plans from which we can issue any securities.

Item 10. Recent Sales of Unregistered Securities

The following is a summary of transactions by the Company in the past three years involving sales of our securities that were not registered under the Securities Act, as amended. Each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated by the SEC. Unless stated otherwise: (i) the securities were offered and sold only to accredited investors; (ii) there was no general solicitation or general advertising related to the offerings; (iii) each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (iv) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions; and, (v) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities.

In May 2011, we issued G & A Capital 5,000,000 shares of our preferred stock pursuant to the G & A Capital Agreement (Please see, Item 1 "G & A Capital Agreement").

On May 15, 2012, G & A Capital exercised a cashless provision related to the warrants issued in May 2011. The Company issued 300,851,000 common shares. Subsequent to the issuance of the 300,851,000 common shares, G & A Capital distributed such number of shares of the Common Stock it owned to our executive officers and key employees and other service providers on behalf of the Company. The majority of the common stock transferred was distributed to related parties including our Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Accordingly, the Company has recorded a stock based compensation charge related to the shares issued for services rendered of $8,971,615 for the year ended December 31, 2012.

On December 13, 2013, the Company issued a secured convertible debenture for $100,000, with an original issue discount of $50,000 and net proceeds of $50,000 from 112359 Factor Fund LLC ("Factor Fund"), who also employs Core Strategic Services' ("CSS") as a consultant. The Debenture matures on December 31, 2015 with interest at 8% per annum and is convertible into the Company’s common stock, at the option of the holder, at a conversion price equal to the average of the five lowest market prices for the Company’s common stock for thirty days preceding conversion. The debenture is secured by personal property of the Company, as defined in the debenture. As of the date of this Form, because our stock ceased trading for more than 5 days and our registration was revoked, we are technically in default of the note; however, Factor Fund has not, and has not expressed slb intent to declare a default or exercise any of their rights as a result thereof. Pursuant to the debenture, Factor Fund has an ownership cap, in which they shall not beneficially own more than 4.99% of our common stock at any one time.

In January 2014, we issued 5,000,000 shares to Mr. Conner pursuant to the terms of his consulting agreement.

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Item 11. Description of Registrant’s Securities to be Registered

As of April 28, 2014, our authorized capital consists of 800,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.001 par value, the latter of which our board of directors has the power to issue in one or more series without stockholder approval. Further, our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock; the purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

As of April 28, 2014, there were 564,374,057 shares of our common stock outstanding and 0 shares of our preferred stock outstanding. This Registration Statement seeks only to register our common stock.

Common Stock

Each outstanding share of common stock entitles the holder thereof to one vote per share on matters submitted to a vote of shareholders.  Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors. Our Board of Directors has never declared a dividend. Should we decide in the future to pay dividends, it will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including the company’s financial condition and the results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.  Each share shall be entitled to the same dividend.  In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Item 12. Indemnification of Directors and Officers

Our officers and directors are required to exercise good faith and high integrity in our management affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no liability to our shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

Item 13. Financial Statements and Supplementary Data

The financial statements and supplementary financial information required under this section appear at the end of this registration statement beginning on page F-1. (See Item 15).

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Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

LVW conducted an independent audit of the Company for the year ended December 31, 2010 and the financial statements contained in this Form.

Item 15(a).  Financial Statements and Supplementary Financial Information

US FUEL CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

a)

Page No.

Report of Independent Registered Public Accounting Firm	F2

Consolidated Balance Sheets at December 31, 2013 and 2012	F3

Consolidated Statements of Losses for the years ended December 31, 2013, and 2012 and Cumulative Period from January 1, 2012 (date of inception) to December 31, 2013	F4

Consolidated Statements of Deficiency in Equity for the years ended December 31, 2013 and2012	F5

Consolidated Statements of Cash Flows for the years ended December 31, 2013, and 2012 and Cumulative Period from January 1, 2012 (date of inception) to December 31, 2013	F6

Notes to Consolidated Financial Statements	F7 to F20

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

US Fuel Corporation

Atco, New Jersey

We have audited the accompanying consolidated balance sheets of U.S. Fuel Corporation and its subsidiary (the "Company"), a development stage company, as of December 31, 2013 and 2012 and the related consolidated statements of losses, deficiency in equity, and cash flows for each of the two years in the period ended December 31, 2013 and the period January 1, 2012 (date of inception) through December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, and the period January 1, 2012 (date of inception) through December 31, 2013 inconformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Liggett, Vogt & Webb, P.A.
Liggett, Vogt & Webb, P.A.
Certified Public Accountant

New York

May 1, 2014

F-2

US FUEL CORPORATION AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS
Current assets:
Cash	$716	$6,250
Total current assets	716	6,250

Property and equipment, net of accumulated depreciation of $18,071 and $15,376 as of December 31, 2013 and 2012, respectively	2,831	5,526

Total assets	$3,547	$11,776

LIABILITIES AND DEFICIENCY IN EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,730,054	$2,813,332
Convertible notes payable	69,000	39,000
Derivative liability	55,630	-
Total current liabilities	2,854,684	2,852,332

Convertible note payable - long term, net of debt discount	2,466	-
Note payable-related party	698,194	645,110

Total liabilities	3,555,344	3,497,442

Commitments and contingencies	-	-

Deficiency in equity:
Preferred stock, $0.001 par value; 50,000,000 shares authorized, -0- issued and outstanding	-	-
Common stock, $0.0001 par value; 800,000,000 shares authorized, 564,374,057 shares issued and outstanding as of December 31, 2013 and 2012	56,437	56,437
Additional paid-in capital	38,475,422	37,501,389
Accumulated deficit	(42,083,656)	(41,043,492)
Total deficiency in equity	(3,551,797)	(3,485,666)

Total liabilities and deficiency in equity	$3,547	$11,776

The accompanying notes are integral part of these consolidated financial statements

F-3

US FUEL CORPORATION AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED STATEMENTS OF LOSSES

			Cumulative
			Period from
			January 1, 2012
	Year ended December 31,		(date of inception) to
	2013	2012	December 31, 2013

Revenue	$-	$-	$-

Operating expenses:

General and administrative	944,385	9,923,957	10,868,342

Depreciation and amortization	2,694	2,694	5,388

Total operating expenses	947,079	9,926,651	10,873,730

Loss from operations	(947,079)	(9,926,651)	(10,873,730)

Other income (expense):
Loss on change in fair value of derivative liability	32,019		32,019
Interest expense	(125,104)	(45,993)	(171,097)
Loss on deconsolidation of subsidiary	-	(33,914)	(33,914)

Loss before provision for income taxes	(1,040,164)	(10,006,558)	(11,046,722)

Provision for income taxes	-	-	-

Net loss	$(1,040,164)	$(10,006,558)	$(11,046,722)

Loss per common share, basic and diluted	$(0.00)	$(0.02)

Weighted average number of common shares outstanding, basic and diluted	564,374,057	455,573,147

The accompanying notes are integral part of these consolidated financial statements

F-4

US FUEL CORPORATION AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED STATEMENT OF DEFICIENCY IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

									Total
					Additional			Non-	Deficiency
	Preferred Stock		Common Stock		Paid in	Subscription	Accumulated	Controlling	In
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Interest	Equity
Balance, January 1, 2012	-	$-	263,523,057	$26,352	$27,287,987	$(2,663,563)	$(31,536,076)	$499,142	$(6,386,158)
Contribution of capital	-	-	-	-	6,250	-	-	-	6,250
Shares issued related to cashless warrants-GA Capital	-	-	300,851,000	30,085	(30,085)	-	-	-	-
Shares issued for debt consolidation-GA Capital	-	-	-	-	-	2,663,563	-	-	2,663,563
Forgiveness of related party liabilities	-	-	-	-	1,265,622	-	-	-	1,265,622
Stock based compensation related to common shares transferred from GA Capital to related parties	-	-	-	-	8,971,615	-	-	-	8,971,615
Net loss	-	-	-	-	-	-	(9,507,416)	(499,142)	(10,006,558)
Balance, December 31, 2012	-	-	564,374,057	56,437	37,501,389	-	(41,043,492)	-	(3,485,666)
Beneficial conversion feature related to note payable	-	-	-	-	30,000	-	-	-	30,000
Forgiveness of related party liabilities	-	-	-	-	13,000	-	-	-	13,000
Stock based compensation related to common shares transferred from a related party to a service provider	-	-	-	-	250,000	-	-	-	250,000
Forgiveness of related party liabilities	-	-	-	-	681,033	-	-	-	681,033
Net loss	-	-	-	-	-	-	(1,040,164)	-	(1,040,164)
Balance, December 31, 2013	-	$-	564,374,057	$56,437	$38,475,422	$-	$(42,083,656)	$-	$(3,551,797)

The accompanying notes are integral part of these consolidated financial statements

F-5

US FUEL CORPORATION AND SUBSIDIARIES

(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Cumulative
			Period from
			January 1, 2012
	Year ended December 31,		(date of inception) to
	2013	2012	December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,040,164)	$(10,006,558)	$(11,046,722)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation		8,971,615	8,971,615
Non cash interest	123,199	44,093	167,292
Gain on change in fair value of derivative	(32,019)	-	(32,019)
Loss on deconsolidation		33,914	33,914
Depreciation and amortization	2,695	2,694	5,389
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	627,755	952,442	1,580,197
Decrease in deposits	-	1,800	1,800
Net cash used in operating activities:	(318,534)	-	(318,534)

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible note payable	50,000	-	50,000
Contribution of capital	263,000	6,250	269,250
Net cash provided by operating activities:	313,000	6,250	319,250

Net (decrease) increase in cash	(5,534)	6,250	716

Cash, beginning of period	6,250	-	-
Cash, end of period	$716	$6,250	$716

Supplemental disclosures:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Non-cash investing and financing activities:
Common stock issued to G&A Capital with settlement of accrued expenses and accrued compensation	$-	$2,663,563	$2,663,563
Common stock issued by officer as payment for compensation	$250,000	$-	$250,000
Forgiveness of related party liabilities	$681,033	$1,265,222	$1,946,255

The accompanying notes are integral part of these consolidated financial statements

F-6

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

U.S. Fuel Corporation formerly known as Nuclear Solutions, Inc. ("the "Company") was organized February 27, 1997 under the laws of the State of Nevada, as Stock Watch Man, Inc. On September 12, 2001, the Company amended its articles of incorporation to change its name to Nuclear Solutions, Inc.

On September 2, 2005, the Company formed a wholly owned subsidiary, Fuel Frontiers Inc.(“FFI”), to pursue alternative fuel technology and projects

On July 31, 2006, the Company formed a wholly owned subsidiary, Liquidyne Fuels, which has no activity.

In 2008, the Nuclear Solutions Board of Directors elected to focus the Company exclusively on the production of synthetic fuels through the FFI subsidiary. Activities related to nuclear waste remediation was suspended.

On June 10, 2011, the Company name was changed from Nuclear Solutions to US Fuel Corporation, with a singular focus to design, build, own and operate coal-to-liquid (“CTL”) facilities.

On September 30, 2012, FFI was dissolved.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidated financial statement

Business

The business of US Fuel Corporation is to acquire and develop the intellectual property necessary to support the construction of multiple, scalable facilities capable of producing alternative fuels, with a primary feedstock of natural gas. The current project plan involves engineering a unique combination of technologies as the core of a scalable process to support multiple production facilities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company is devoting substantially all of its efforts to establishing a new business and while planned principal operations have commenced there has been no revenue generated from sales, license fees or royalties; accordingly the Company is considered a development stage enterprise. The Company’s consolidated financial statements are presented in accordance with authoritative accounting guidance related to a development stage enterprise and which provides that financial position, results of operations and cash flows of a development stage enterprise be presented in conformity with generally accepted accounting principles that apply to established operating enterprises.

F-7

As a development stage enterprise, the Company's primary efforts are devoted to acquiring and developing the intellectual property necessary to support the construction of multiple, scalable facilities capable of producing alternative fuels, with a primary feedstock of coal . The Company has experienced net losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. The Company requires additional financing to fund its working capital deficiency and future operations. Further, the Company does not have any commercial products available for sale and there is no assurance that the Company will be able to generate cash flow to fund operations.

Revenue Recognition

Revenues will be recognized in the period that services are provided. For revenue from product sales, the Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605 “Revenue Recognition”. ASC 605 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. Payments received in advance are deferred.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates include the useful life of fixed assets and assumptions used in the fair value of stock-based compensation and derivative liability.

Collaborative Arrangement

In 2007, the Company, through its subsidiary FFI, entered into a collaborative arrangement with Kentucky Fuels Associates, Inc. (“KFA”) for the development of coal-based gas-to-liquid (“CTL”) fuel production facilities in the state of Kentucky. KFA has agreed to provide an initial funding of $2,000,000 per site to be applied by FFI towards any and all costs and expenses incurred in the ordinary course of business for the development, construction and arranging of financing to closure including without limitation the following costs: engineering, procurement, administrative, development management, financing, legal, operations and maintenance costs for each said fuel production facility. In consideration for KFA's initial minimum funding contribution, KFA will receive 7% of the annual net pre-tax income of each jointly developed CTL diesel fuel facility and 2.5% equity interest in the first CTL diesel fuel facility developed by FFI and KFA. Additionally, KFA will have the exclusive right to develop CTL diesel fuel facilities with FFI in the state of Kentucky and a conditional first right of refusal to develop CTL diesel fuel facilities in the remainder of the United States.

We are accounting for this agreement pursuant to ASC Topic 808 “Collaborative Arrangements”. During the years ended December 31, 2013 and 2012, we reported $0 for both years as payments received pursuant to collaborative agreements. The unexpended balance of payments received of $0 for both December 31, 2013 and 2012 is reported as a current liability as advance payments received.

F-8

KFA dissolved in 2012 and our contract with them is no longer in force. Accordingly, we no longer have any obligations to pay KFA and therefore any amounts previously set aside for KFA shall instead be retained by the Company.

Concentration of Risk

Financial instruments and related items which potentially subject the Company to concentration of credit risk consist primarily of cash. The Company places its cash and temporary cash investments with credit quality institutions and has not experienced any losses in its accounts.

Non-controlling Interests

The Company follows ASC 810-10 Consolidations. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. This standard also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owner.

Accounting for Changes in Ownership Interests in Subsidiaries

The Company’s ownership interest in a consolidated subsidiary may change if it sells a portion of its interest, or if the subsidiary issues or re-purchases its own shares. If the transaction does not result in a change in control over the subsidiary and it is not deemed to be a sale of real estate, the transaction is accounted for as an equity transaction. If the transaction results in a change in control it would result in the deconsolidation of a subsidiary with a gain or loss recognized in the statement of operations. During the year ended December 31, 2012, the land was exchanged for the non-controlling interest in Fuel Frontiers, Inc. (a majority owned subsidiary). Effective September 12, 2012, Fuel Frontiers, Inc. was dissolved. See Note 10 Non-Controlling Interest for a description of the transactions and the impact to the financial statements.

Property and Equipment

The cost of furniture and equipment is depreciated over the estimated useful life of the assets utilizing the straight-line method of depreciation based on estimated useful lives of five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized. Expenditures for maintenance and repairs are expensed as incurred.

Intangible and Long-lived Assets

The Company follows ASC 360, “Property Plant and Equipment”, which establishes a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used.  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

F-9

Income taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more likely than not that these deferred income tax assets will be realized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2013 and 2012, the Company has not recorded any unrecognized tax benefits.

Stock Based Compensation

The Company accounts for its stock based compensation under ASC 718-10, “Compensation-Stock Compensation”, which was adopted in 2006, using fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

Net loss per share

The Company accounts for net loss per share in accordance with Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”), which requires presentation of basic and diluted earnings per share (“EPS”) on the face of the statement of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS.

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period.  It excludes the dilutive effects of potentially issuable common shares such as those related to our issued convertible debt.

Derivative Instrument Liability

The Company accounts for derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value, regardless of hedging relationship designation. Accounting for changes in fair value of the derivative instruments depends on whether the derivatives qualify as hedge relationships and the types of relationships designated are based on the exposures hedged. At December 31, 2013 and 2012, the Company did not have any derivative instruments that were designated as hedges.

F-10

Fair Value

Accounting Standards Codification subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

The Company follows Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”) and Accounting Standards Codification subtopic 825-10, Financial Instruments (“ASC 825-10”), which permits entities to choose to measure many financial instruments and certain other items at fair value. Neither of these statements had an impact on the Company’s financial position, results of operations nor cash flows.

Recent Accounting Pronouncements

There were various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

NOTE 3 - GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has incurred net loss of $1,040,164 and $10,006,558 during the years ended December 31, 2013 and 2012, respectively. The Company's current liabilities exceeded its current assets by $2,853,968 as of December 31, 2013. These factors raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional funds and implement its business plan. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is actively pursuing additional equity financings through discussions with investment bankers and private investors; however, as of the date of this Report, the Company has not entered into any definitive financing agreements. Moreover, there can be no assurance the Company will be successful in its effort to secure additional equity financing.  If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate.  However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

F-11

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 and 2012 consists of the following:

	2013	2012
Fixtures and equipment	$20,902	$20,902
Less: accumulated depreciation	(18,071)	(15,376)

Net property and equipment	$2,831	$5,526

Depreciation expense totaled $2,695 and$ 2,694 for the year ended December 31, 2013 and 2012, respectively.

NOTE 5 – NOTE PAYABLE – RELATED PARTY

As of December 31, 2011, the Company owed Greenberg & Lieberman, LLC for past services rendered totaling approximately $1,986,000. During 2012, the Company entered into a confidential settlement agreement with Greenberg & Lieberman, LLC. G&A Capital distributed 300,000 shares worth of restricted common stock and the Company issued a promissory note for $1,000,000 in full settlement of the outstanding balance owed to Greenberg & Lieberman, LLC. There is no interest and no minimum payments for seven and a half years after which time the interest will be prime plus 2%. The Company will be required to begin paying back the debt when the EBITDA reaches $250,000 a year, at which time the Company shall be required to pay back a minimum of 3% of the Company's profits per year until the debt has been paid in full. The Company has classified the promissory note as a long term liability. The original fair value of the promissory notes was valued at $601,017 based upon a present value of future cash flows, discounted at the market rate of interest of 7% per annum over seven and half years. During the year ended December 31, 2013 and 2012, the Company amortized the noncash interest expense of $53,084 and $44,093, respectively. As of December 31, 2013 and 2012, net carrying value of the promissory note was $698,194 and $645,110, respectively.

NOTE 6 - CONVERTIBLE DEBT

Notes payable at December 31, 2013 and 2012:

	2013	2012
Global Atomic Inc. demand note payable to related party at 10% per year, convertible into common stock at $1.00 per share	$4,000	$4,000
International Fission demand note payable to related party at 10% per year, convertible into common stock at $1.00 per share	15,000	15,000
Jackie Brown, demand note payable to related party, non -interest bearing, convertible into common stock at $1.00 per share	20,000	20,000
RBSM, note payable, dated June 14, 2013, at 7% per year, convertible into common stock upon maturity at 50% of the volume-weighted average closing bid price per common share during the three days preceding maturity	30,000	-
112359 Factor Fund, LLC, dated December 13, 2013, at 8% per year, convertible into common stock at the average of the lowest five days market prices of the Company’s common stock for 30 days prior to conversion. Net of unamortized debt discount and original issuance discount of $48,767 and $48,767, respectively	2,466
Total notes payable	71,466	39,000
Less: current portion	(69,000)	(39,000)
Balance notes payable (long term portion)	$2,466	$—

F-12

On June 25, 2013, the Company entered into a settlement agreement with a service provider for past services. Accordingly, the Company executed a convertible promissory note with an original principal amount of $30,000 which is convertible into Company’s common stock at a price equal to fifty percent (50%) of the volume weighted average closing bid price during the three (3) days preceding the date of maturity, which is six (6) months from the settlement date. Interest is accrued at a rate of seven percent (7%) per annum.

In accordance ASC 470-20, the Company recognized an embedded beneficial conversion feature present in the note at the date of maturity. The Company allocated a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company recognized and measured an aggregate of $30,000 of the proceeds, which is equal to the intrinsic value of the embedded beneficial conversion feature, to additional paid-in capital and a discount against the note. The debt discount attributed to the beneficial conversion feature is charged to current period operations as interest expense.

112359 Factor Fund, LLC note

On December 13, 2013, the Company issued a secured convertible debenture with 112359 Factor Fund, LLC (“Factor”), for the sale of a convertible note in the principal amount of $100,000 (the “Note”). The Company received net proceeds of $50,000 after an original issuance discount (“OID”) of $50,000.

The Note bears interest at the rate of 8% per annum. All interest and principal must be repaid on December 31, 2015. The Note is convertible into common stock, at Factor’s option, at a the average of the three lowest market prices of the common stock during the 30 trading day period prior to conversion. The note is secured by a security agreement on the Company’s personal property, as defined.

The Company has identified the embedded derivatives related to the Factor note. These embedded derivatives included certain conversion features. The accounting treatment of derivative financial instruments requires that the Company record fair value of the derivatives as of the inception date of Factor note and to fair value as of each subsequent reporting date. At the inception of the Asher Note, the Company determined the aggregate fair value of $87,650 of the embedded derivatives.

The fair value of the embedded derivatives was determined using the Binomial Option Pricing Model based on the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 150.0%, (3) weighted average risk-free interest rate of 0.34%, (4) expected life of 2.05 year, and (5) estimated fair value of the Company’s common stock of $0.045 per share. The initial fair value of the embedded debt derivative of $87,650 was allocated as a debt discount up to the proceeds of the note ($50,000) with the remainder ($37,650) charged to current period operations as interest expense.

At December 31, 2013, the Company marked to market the fair value of the debt derivatives and determined a fair value of $55,630. The Company recorded a gain from change in fair value of debt derivatives of $32,019 for the year ended December 31, 2013. The fair value of the embedded derivatives was determined using Binomial Option Pricing Model based on the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 150.0%, (3) weighted average risk-free interest rate of 0.38%, (4) expected life of 2.00 years, and (5) estimated fair value of the Company’s common stock of $0.031 per share.

F-13

For the year ended December 31, 2013, the Company amortized $1,233 and $1,233 of debt discount and OID, respectively, to current period operations as interest expense.

NOTE 7 – DERIVATIVE LIABILITIES

As described in Notes 6, the Company issued a secured convertible debenture that contain conversion features and reset provisions. The accounting treatment of derivative financial instruments requires that the Company record fair value of the derivatives as of the inception date and to fair value as of each subsequent reporting date. Refer to Note 6 for assumptions used to determine fair values.

Based upon ASC 840-15-25 (EITF Issue 00-19, paragraph 11) the Company has adopted a sequencing approach regarding the application of ASC 815-40 to its outstanding convertible notes. Pursuant to the sequencing approach, the Company evaluates its contracts based upon earliest issuance date.

NOTE 8 – RELATED PARTY TRANSACTION

During the years ended 2013 and 2012, the Company incurred rent and administrative expenses payable to a related party totaling $13,365 and $ 19,428 respectively.

See disclosure relating to G & A Capital Development LLC, which is included in Note 9 below.

NOTE 9– STOCKHOLDER'S EQUITY

The Company is authorized to issue 800,000,000 shares of common stock with $0.0001 par value per share. As of December 31, 2013 and 2012, the Company has issued and outstanding 564,374,057 shares of common stock.

On May 12, 2011, the Company entered into an agreement with G&A Capital Development LLC (“G& A Capital”), a related party, whereby the Company issued 200,000,000 shares of Series A Preferred shares and a warrant to purchase 496,277,915 shares of common stock for an aggregate price of $2,000,000. The warrant shall have an exercise term of two years. Upon the Company increasing their number of authorized shares, the 200,000,000 shares of Series A Preferred shares were agreed to be exchanged for 164,402,076 shares of common stock. The share and warrant issuances were in consideration of G&A Capital making previous payments on the Company’s behalf totaling $662,540 ($245,000 subscription received in 2010 and $417,540 expenses paid by G&A Capital in 2011) and an agreement that G&A Capital will assume the outstanding financial obligations incurred by the Company up to $8,000,000 as long as the liability was incurred on or before September 11, 2011. During the year ended December 31, 2011, G&A Capital had settled $372,500 of the Company's financial obligations by transferring common stock previously received from the May 12, 2011 agreement.

As of September 11, 2011, the Company had recorded a subscription receivable of $6,300 000 related to the liabilities that were ultimately settled by G&A Capital in 2012. In 2012, G&A Capital settled approximately $2,663,563 of accrued liabilities by transferring 24,000,000 shares of the Company’s common stock. As a result, the Company recorded a bad debt charge in 2011 related to the remaining $3,636,437 that was not subsequently settled.

F-14

On May 15, 2012, G & A Capital exercised a cashless provision related to the warrants issued in May 2011. The Company issued 300,851,000 common shares. Subsequent to the issuance of the 300,851,000 common shares, G & A Capital distributed such number of shares of the Common Stock it owned to our executive officers and key employees and other service providers on behalf of the Company. The majority of the common stock transferred was distributed to related parties including our Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Accordingly, the Company has recorded a stock based compensation charge related to the shares issued for services rendered of $8,971,615 for the year ended December 31, 2012.

The Company’s current and stockholders have advanced funds on a non-interest bearing basis to the Company for travel related and working capital purposes.  The Company has not entered into any agreement on the repayment terms for these advances. As of December 31, 2013 and 2012, there were $-0- loans outstanding, respectively.

NOTE 10 – NON-CONTROLLING INTEREST

The Company initially owned 100% of the issued and outstanding common stock of its subsidiary FFI, which was represented by 30,000,000 shares. On June 12, 2009, the Company entered into a Stock Purchase Agreement and sold 10%, or 3,000,000 FFI common shares (the “Shares”) to Schrader & Associates Defined Benefit Pension Plan (herein, “Schrader”) for the sum of $350,000.

Additionally, on June 12, 2009, in consideration of $5,000, the Company granted Schrader an option to purchase an additional 10% of FFI for the sum of $350,000. The option expired on September 12, 2009. On June 30, 2009, Schrader partially exercised the option and purchased an additional 1,500,000 common shares of FFI, which represents 5.0% percent of the issued and outstanding common stock of FFI, for proceeds of $175,000.

Schrader granted the Company the first right of refusal to match or exceed any third party bona fide offer to purchase the Shares until June 12, 2014. On July 30, 2012, Schrader & Associates, LLC filed a complaint against Fuel Frontiers, Inc. in the Commonwealth of Kentucky, Muhlenberg Circuit Court Division, as Civil Action No 12-CI-352 to Quiet Title on property acquired by Fuel Frontiers, Inc. The property that is subject of this litigation is not the site selected for the US Fuel Muhlenberg County coal-to-liquid facility. On September 10, 2012, the Company Board of Directors unanimously approved the decision by Harry Bagot as CEO to execute a quit claim deed to resolve the quiet title action pending between the Company and Scott Schrader. In 2012, the land was exchanged for the non-controlling interest in FFI. Fuel Frontiers, Inc. was dissolved effective as of September 12, 2012.

The investment by Schrader in FFI is recorded as a non-controlling interest in the financial statements and is summarized as follows at December 31, 2012:

Balance at December 31, 2011	$499,142
Exchange of land for non-controlling interest	(499,142)
Balance at December 31, 2012	$-

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NOTE 11- ACCRUED EXECUTIVE COMPENSATION

As of December 31, 2013 and 2012, the Company owed former and current employees approximately $842,195 and $1,044,027, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On September 30, 2011, plaintiff Scott Schrader initiated litigation in the Commonwealth of Kentucky, Franklin Circuit Court, Case No 10-CI-01548 against Nuclear Solutions, Fuel Frontiers and other individuals. In the lawsuit, plaintiff alleges a dispute over an investment in Nuclear Solutions and presents claims for breach of contract, intentional misrepresentations, negligence, fraud and fraudulent inducement, unjust enrichment and breach of constructive or resulting trust.

On October 11, 2011, the Company entered into an agreement with Larry E. Harris under which Harris would receive ½ of 1% of the net operating income of the first US Fuel coal-to-liquid plant commissioned by the Company. This agreement was reached as the settlement of a dispute between the Company, G & A Capital and Harris.

As disclosed above in Note 10, the Company quit claimed the real estate to settle the Schrader lawsuit in 2012.

NOTE 13– OPTIONS AND WARRANTS

The following table summarizes the changes in warrants outstanding and the related exercise prices for the shares of the Company's common stock issued by the Company as of December 31, 2013 and 2012:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2011	496,277,915	$0.004
Granted	—	—
Exercised	(496,277,915)	(0.004)
Canceled or expired	—	—
	—	—
Outstanding at December 31, 2012	—	—
Granted	—	—
Exercised	—	—
Canceled or expired	—	—
Outstanding at December 31, 2013	—	$—

As of December 31, 2013, there were no outstanding options or warrants.

F-16

NOTE 14- INCOME TAXES

The Company utilizes ASC 740 “Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Significant components of deferred tax assets and liabilities are as follows:

	2013	2012
Deferred tax assets:
Net operating loss carryover	$7,524,000	$7,117,000
Less: valuation allowance	(7,524,000)	(7,117,000)
Net deferred tax assets	$–	$–

The actual tax benefit differs from the expected tax benefit for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Statutory income tax rate	-39.6%	-39.6%
Non-deductible items	9.0%	29.6%
Valuation allowance	30.6%	10.0%
Effective income tax rate	–%	–%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Included in deferred tax assets are Federal and State net operating loss carryforwards of approximately $19 million, which will expire by 2033.   The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has determined the stock based compensations and bad debt related party subscription receivable will be non-deductible for tax purposes. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company's future use of its existing net operating losses may be subject to limitations of Section 382 of the Internal Revenue Code. As of December 31, 2013, we have fully allowed for any deferred tax assets as management has determined that it is more-likely-than-not that we will not sustain the use of our net operating loss carryforwards and have established a valuation allowance for them. The valuation allowance increased by $ 376,000 and by $ 379,000 during the years ended December 31, 2013 and 2012, respectively.

The Company files income tax returns in the United States federal jurisdiction and certain states in the United States. The Company is delinquent in filing its federal and state income tax returns for the years ended December 31, 2010, 2011 and 2012. No tax returns are currently under examination by any authorities.

F-17

NOTE 15 — FAIR VALUE MEASUREMENT

The Company adopted the provisions of Accounting Standards Codification subtopic 825-10, Financial Instruments (“ASC 825-10”) on January 1, 2008. ASC 825-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 825-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

All items required to be recorded or measured on a recurring basis are based upon level 3 inputs.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Upon adoption of ASC 825-10, there was no cumulative effect adjustment to beginning retained earnings and no impact on the consolidated financial statements.

The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings (including convertible notes payable), and other current assets and liabilities approximate fair value because of their short-term maturity.

As of December 31, 2013, the Company did not have any items that would be classified as level 1 or 2 disclosure.

The Company recognizes its derivative liabilities as level 3 and values its derivatives using the methods discussed in note 9 above. While the Company believes that its valuation methods are appropriate and consistent with other market participants, it recognizes that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

At December 31, 2013 and 2012, the Company did not have any derivative instruments that were designated as hedges.

F-18

The derivative liability as of December 31, 2013, in the amount of $55,630 has a level 3 classification.

Items recorded or measured at fair value on a recurring basis in the accompanying consolidated financial statements consisted of the following items as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Long-term investments	$–	$–	$–	$–
Total	$–	$–	$–	$–
Derivative liabilities	$–	$–	$55,630	$55,630
Total	$–	$–	$55,630	$55,630

Years ended December 31, 2013 and 2012:

Derivative Liability
Balance, December 31, 2011	$-

Transfers in (out) at mark-market value on date of payoff or conversion	-

Transfers in upon initial fair value of derivative liability	-

Gain from change in fair value of derivative liability	-

Balance, December 31, 2012	$-

Transfers in (out) at mark-market value on date of payoff or conversion	-

Transfers in upon initial fair value of derivative liability	87,649

Gain from change in fair value of derivative liability	(32,019)

Balance, December 31, 2013	55,630

Total gain for the period included in earnings relating to the liabilities held at December 31, 2013	$32,019

Level 3 Liabilities were comprised of our bifurcated convertible debt features on our convertible notes.

F-19

NOTE 16 — SUBSEQUENT EVENTS

On April 10, 2014, the Company entered into a Securities Purchase Agreement (the "SPA") with one accredited investor (the "Investor"), pursuant to which the Company issued an 8% Secured Convertible Note in the principal amount of $860,000 at an original issue discount of 50% (the "Note"); the Company shall receive gross proceeds of approximately $430,000 for the Note. The Investor also holds an 8% secured convertible note in the principal amount of $40,000, which matures on December 31, 2015 (the "First Note"). The First Note contains the same terms and conditions as the Note, except that upon an event of default on the First Note that is not cured for more than 30 days, the events of which are the same as those set forth in the Note, the outstanding balance of the note, liquidated damages equal to 200% of the outstanding balance shall be due upon demand and the conversion price shall automatically adjust to the lesser of (x) $0.0005 per share or (y) 50% of the 30 day volume weighted average closing market price of the Company's common stock. The Investor has agreed to provide funding under the Note in eight installments, each of which is defined as an obligation, totalling $860,000. The Company shall only receive a portion of the proceeds after each installment, such that they shall receive $30,000 after the 1st payment, $50,000 after each of the next 6 payments and $100,000 after the final payment. Following September 30, 2014, the Company may prepay all or any portion of the Note without premium or penalty.

Pursuant to the SPA, the Company agreed to form a Delaware LLC that will own 100% of the Company's right, title and interest in, to and under any and all intellectual properties, operations and projects involving the conversion of gas into liquids and ancillary operations. The Investor shall receive 20% of the membership interest of such subsidiary, which interest shall be convertible into a greater of (a) 10% of the Company's issued and outstanding capital stock and (b) an amount of the Company's capital stock equal to the fair market value of the subsidiary divided by the then-current market price of the Company's common stock.

The SPA required the Company to enter into the Consulting Agreement with Core Strategic Services ("CSS"). The SPA also requires the Company to remain current in its periodic filings required under the Securities Exchange Act of 1934, as amended, maintain sufficient shares in its reserve for full conversion of all notes held by the Investor and not to enter into any transactions or agreements with the Company's officers, directors or 5% or more shareholders, except for customary arrangements, arms length transactions and similar arrangements. Pursuant to the SPA, the Investor also maintains a right of first refusal if the Company should seek to issue any additional securities for additional financing.

The Investor has the right to convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate of the balance sought to be converted divided by the conversion price. The conversion price is equal to 100% of the average of the 5 lowest closing market prices of the Company's common stock for 30 trading days preceding conversion. If the Company fails to deliver the stock certificate(s) resulting from a conversion by the 5th trading day after such conversion, the Company shall pay liquidated damages of $10 (increasing to $20 on the 7th trading day) for each $1,000 of principal amount being converted.

The Investor has agreed not to convert the Note if such conversion would result in him owning more than 4.99% of the Company's common stock and unless waived by the Company, may not sell, during any calendar month more than 20% of the trading volume of the Company's common stock for the 30 trading days prior to the date the Investor submits a conversion notice to the Company.

Under the Note, an event of default includes breach of any provision of the Note, SPA or Security Agreement, withdrawal from registration, bankruptcy and failure to issue common stock when due. Although we are not currently in compliance with all of our obligations under the SPA and Note, the Investor has not declared a default or demanded any other consequences as a result thereof.

F-20

Pursuant to the terms of the SPA, the parties also entered into a Security Agreement. Under the Security Agreement, all of the Investor's commitments are secured by all of the Company's personal property. Upon an event of default, which includes any of the following continuing for more than 30 days: failure to make payments due, insolvency, attachments or lien assessments exceeding $100,000, suspension of operations for 20 days, default on the Note or SPA, the Investor may exercise all of its rights under the Security Agreement. Pursuant to the Security Agreement, the Company may not incur additional indebtedness unless it is not secured by the similar Company property or it is with the Investor.

Item 15(b). Exhibits

3.1	Certificate of Incorporation, as Amended (Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2010 as filed on August 2, 2013)

3.3	Bylaws (Incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K for the year ended December 31, 2010 as filed on August 2, 2013)

10.1	Form of Stock Purchase Agreement with G & A Capital, Development LLC, dated May 12, 2011(Incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 2010 as filed on August 2, 2013)

10.2	Form of Amendment to Stock Purchase Agreement with G & A Capital, Development LLC, dated May 13, 2011 (Incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registration Statement on Form 10 as filed on April 3, 2014)

10.3	Form of Amendment to Stock Purchase Agreement with G & A Capital, Development LLC, dated May 15, 2011(Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2010 as filed on August 2, 2013)

10.4	Form of Stock Purchase Agreement and exhibits with Schrader & Associated Defined Benefit Pension Plan (Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended December 31, 2010 as filed on August 2, 2013)

10.5	Form of Teaming Agreement with Woolpert, Inc., dated May 3, 2013 (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form 10 as filed on February 14, 2014)

10.6	Form of Consulting Agreement with Mr. Craig Conner (Incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form 10 as filed on April 3, 2014)

10.7	Form of Secured Convertible Debenture made out to 112359 Factor Fund, LLC (Incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form 10 as filed on April 3, 2014)

10.8	Form of Security Agreement by and among the Company and 112359 Factor Fund, LLC (Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form 10 as filed on April 3, 2014)

10.9	Form of Secured Convertible Note dated March 26, 2014+

10.10	Form of Security Purchase Agreement dated April 10, 2014+

10.11	Form of Secured Convertible Note dated April 10, 2014+

10.12	Form of Security Agreement dated April 10, 2014+

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20.1	Code of Ethical Conduct (Incorporated by reference to Exhibit 99 to the Form 10KSB for the year ended December 31, 2003)

+Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2014	US FUEL COPORATION

	By:	/s/ Harry Bagot
Harry Bagot
Chief Executive Officer

24